

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
Units 813&815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

Re: BIT Mining Limited
Amendment No. 7 to Registration Statement on Form F-3
Filed January 25, 2022
File No. 333-258329

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-3

Cover Page

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
2. Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

Our Company, page 5

3. Disclose clearly that the company uses a holding company structure and what that entails, and provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.

4. We note your statement that you believe you have obtained the business licenses and permits required for your remaining non-revenue generating operations in the PRC. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Our Risks and Challenges, page 7

5. For each risk applicable to China-based companies, please provide a cross-reference to the section of the risk factors related to being a China-based issuer.

Risk Factors, page 11

6. We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.

Our ADSs could still be delisted from a U.S. exchange..., page 18

7. Please update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ke Li, Esq.